Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THE FOLLOWING IS A TRANSCRIPT OF THE STANTEC INC./THE KEITH COMPANIES, INC. CONFERENCE CALL FOR ANALYSTS AND INVESTORS WHICH TOOK PLACE ON APRIL 15, 2005. THE TRANSCRIPT FILED HEREBY CORRECTS ERRORS CONTAINED IN THE TRANSCRIPT OF THE CONFERENCE CALL ORIGINALLY FILED APRIL 18, 2005.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
The following transcript contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are

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subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in the following transcript include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in the transcript.

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Stantec Inc. Participants
Tony Franceschini, President and CEO
Don Wilson, Vice President and CFO
Jeff Lloyd, Vice President and General Counsel

The Keith Company, Inc. Participants
Aram Keith, Chairman and CEO
Eric Nielsen, President and Chief Operating Officer
Gary Campanaro, Chief Financial Officer

Analyst/Investor Participants
Anthony Zicha, Scotia Capital
Andrea McReynolds, Sprott Securities
Steve Laciak, National Bank Financial
Frederick Bastien, Raymond James
Richard Stoneman, Dundee Securities
John Rogers, DA Davidson
Al Kaschalk, Wedbush Morgan
Ross Haberman, Haberman Fund
Jeremy Zhu, Wedbush Morgan
Sara Elford, Canaccord Capital

Conference Call Transcript

Stantec/The Keith Companies Conference Call for Analysts and Investors
April 15, 2005

Operator: Good morning, my name is Misty and I will be your conference facilitator. At this time, I would like to welcome everyone to the Stantec Keith conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one, on your telephone keypad. If you would like to withdraw your question, press star, then the number two on your telephone keypad. Please limit to one question at a time. If time allows, follow up questions will be taken.

At this time, I would like to turn the conference over to Mr. Tony Franceschini, President at CEO of Stantec. Please go ahead sir.

Tony Franceschini: Thank you Misty. Good morning and welcome to this morning’s conference call, particularly those of you in the Pacific and Mountain time zones. We know that you had to get up very early this morning to be part of this call. I am Tony Franceschini, President and CEO of Stantec and with me here in Edmonton is Don Wilson, our Vice President and CFO, as well as Jeff Lloyd, who is our corporate counsel. In Irvine, California, we are pleased to have with us Aram Keith, Chairman and CEO of The Keith Companies, their Chief Financial Officer, Gary Campanaro, and their President and COO, Eric Nielson.

Aram Keith: Good morning everybody.

Tony Franceschini: Good morning. I would like to mention that this conference call is being broadcast live over the internet and will be archived for future reference on our joint web sites, www.stantec.com/keithco, under the New section, as well as on both our companies’ respective web sites in the investor relations section. We encourage you to reference the joint website for the most recent information about the combination of Stantec and Keith Companies. Because this is a joint call that may include forward looking statements, Jeff will outline our Safe Harbor statement.

Jeff Lloyd: First we would like to state that the comments of each management team express the views of that particular issuer and do not necessarily express the views of the other. During our conference call this morning, certain statements by Stantec and The Keith Companies’ management may constitute forward looking statements. Forward looking statements include for example, statements about the anticipated strategic benefits of the merger, our integration efforts, plans and expectations and what Stantec and The Keith Companies expect or believe and reflect, among other things, Stantec’s plans and objectives of future operations as well as current views with respect to future economic conditions and financial performance. Although Stantec and The Keith Companies believe that the expectations reflected in such forward looking statements are reasonable, there can be no assurances that such expectations will be correct. Actual results may differ materially from those implied by such forward looking statements, on account of a number of unknown risks and uncertainties. Factors that may cause actual results to differ materially are described in Stantec’s filings on the Canadian Securities Administrator’s web site, which can be accessed at www.sedar.com and The Keith Companies’ reports filed with the Securities and Exchange Commission, including those contained in The Keith Companies’ annual report on Form 10-K, which can be accessed at www.sec.gov. In connection with the proposed transaction, Stantec and The Keith Companies will file a direct proxy statement prospectus and other related documents with the SEC. Listeners are advised to read these documents when they become available, because they will contain important information. When available, copies of these documents may be obtained for free at the SEC’s web site at www.sec.gov or from Stantec or The Keith Companies.

Stantec and The Keith Companies and their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in connection with the merger. Information regarding the interests of the directors and executive officers of each company will be included in the joint proxy statement prospectus to be filed with the SEC. Additional information regarding Stantec’s directors and executive officers is also included in it’s management information circular for it’s 2005 annual meeting of shareholders and is available free of charge at the Canadian Securities Administrator’s web site at www.sedar.com or by contacting Stantec. Additional information regarding The Keith Companies’ directors and executive officers is included in its proxy statement for its 2005 annual meeting of stockholders and is available free of charge at the SEC’s web site at www.sec.gov or by contacting The Keith Companies.

We would like to ask any members of the media who are joining us today on a listen only mode, and who wish to quote anyone other than the six of us, to please request permission to do so from the individual concerned. We also want to note that we will be concluding this conference call no later than 9:00 am Eastern Time, prior to the opening of the North American public markets.

The two CEO’s will now make a few comments about the joining of Stantec and The Keith Companies and after they have concluded their comments, the six of us will be available to answer your questions.

Tony Franceschini: Thank you Jeff, that was a mouthful. We are extremely pleased that we announced yesterday afternoon that Stantec and The Keith Companies have entered into an agreement to combine our two firms. As explained in the news release, Stantec will acquire Keith through a merger of the firms into a wholly owned US subsidiary of Stantec. Keith’s shareholders will have the option to elect to receive cash, Stantec common shares, or both, subject to proration. The merger agreement contemplates that Stantec will become a US Securities and Exchange Commission Registrant and that on completion of the transaction, Stantec’s common shares will be listed on both the Toronto Stock Exchange and a major US stock exchange. We expect to complete the transaction in the third quarter of 2005.

I will now ask Aram to speak on behalf of The Keith Companies.

Aram Keith: Thank you Tony and good morning everybody. This is an exciting transaction for The Keith Companies, employees, clients and shareholders. Joining Stantec accelerates our growth and diversification plans and will make our company part of a North American firm with a widely diversified service offering. This is a good deal for our shareholders who will receive approximately $22.00 US per share in cash and stocks, which is about a 30% premium based on yesterday’s closing share price. They will also have the opportunity to reinvest in Stantec, a company that has an enviable track record of 51 consecutive years of profitability and an excellent annual growth rate since becoming publicly traded in 1994. Our combined firms will continue to build on that successful track record which we hope will translate into further increased value for our shareholders.

Stantec also has a vision for the future, to become a top ten global design firm. The Keith Companies will play a big part in helping Stantec to achieve that ambitious goal. The Keith Companies are at a stage where we need to make investments in more robust technological, financial and information systems to support the continued growth of our company and our employees. Stantec already has an internal infrastructure that can support their vision and beyond. By combining with Stantec, we can completely focus on further developing our operations while employees can enjoy the tools and expertise Stantec’s - that Stantec will bring to our organization.

Our clients will be gaining access to a wider range of services while being able to work with the same people that they have established relationships with over the years. Stantec’s widely diversified depth and breadth of services and North American network of experts will help our employees to provide even greater value to our clients’ projects. We’re very excited about the opportunities that this merger will create for our company and we are looking forward to a successful shared future with Stantec.

I would now like to hand it back to Tony to talk about what our combination means to Stantec.

Tony Franceschini: Thank you Aram. I know that many of our analysts and investors have been asking about our next transaction. We have looked at many companies over the past year; some were small and some large. We have indicated

previously some of the acquisition dynamics have changed, and for the most part, pricing expectations for smaller firms were very high. In this environment, we kept looking for the right fit that would justify paying a premium price. The Keith Companies is clearly one of the thoroughbreds in our industry. The company is very profitable, has a successful 20 year history of project delivery and operates in a vibrant market. It is very complementary in terms of services and geography and, most importantly, has a similar corporate culture. The addition of Keith is expected to be accretive to earnings and is an important step in our journey to become a top ten global design firm.

I want to quickly break down the impact of this transaction. Since The Keith Companies is public and has been providing guidance, the numbers are relatively transparent. Keith estimates its full year 2005 net revenue at a range from 106.5 to 111.5 million US with estimated diluted earnings per share from continuing operations ranging from $1.09 to $1.25, based upon an estimated 8.1 million weighted average number of diluted shares outstanding for the year. This translates to about $8.8 to $10.1 million US in earnings. To finance this transaction, we will be issuing approximately 4 million shares and expect to pay between $90 and $95 million US in cash. At the end of 2004, Keith had US $42 million, approximately 51 million Canadian, and Stantec had $38 million Canadian. To complete the transaction, we will need to access about $20 to $30 million Canadian, which is well within our existing credit facility.

After the transaction, we estimate our total debt will be in the $45 to $50 million range, Canadian, which keeps us within our own internal guidelines for debt to equity ratio of 0.5 or less. The addition of Keith will increase our US operation by about 70% and it will provide a solid foundation in California, one of the largest markets in North America. That foundation will give us the opportunity to cross sell our public sector services in transportation and environment, and position Stantec for further growth in California. Keith’s services mix completes Stantec’s.

Currently The Keith Companies’ market segments are urban land, industrial, environment and transportation, with urban land being the largest segment. Once combined with Stantec, we expect our market segment mix to be approximately 43% urban land, 19% environment, 16% buildings, 13% transportation and 10% industrial.

Part of our strategy is to be a top tier service provider in every market we serve. Keith Companies’ and Stantec’s Urban Land Groups combined will make up a leading service provider for the land development market in North America. Together, we will have a significant presence in California, Nevada, Arizona, Alberta and Ontario. These regions are growing in the US and Canada in terms of population growth and as a result are strong land development markets in North America. We are confident that we will be able to efficiently and effectively integrate a firm of approximately 850 employees and 15 offices. The addition of our US Northeast operations last year provided a valuable experience for our team and that experience will help us with the integration of The Keith Companies.

In conclusion, our financial position remains strong, our client base is expanding, our geographic base is expanding, and we’re looking forward to the many opportunities that this provides for us.

That concludes our brief comments for today. The six of us are now available to answer your questions. Because we are in two different locations today, please indicate who you are asking the question to in order to avoid confusion. Misty, our conference call operator will now explain the question procedure.

Operator: At this time, I would like to remind everyone if you would like to ask a question, please press star, then the number one, on your telephone keypad. We’ll pause for just a moment to compile the Q and A roster.

Your first question comes from Anthony Zicha with Scotia Capital.

Anthony Zicha: Hi good morning gentlemen; a question first to Tony. Tony could you give us the purchase price in terms of enterprise value to EBITDA and how much cash is there currently? What’s your available credit line? Thanks.

Tony Franceschini: In terms of enterprise value in US dollars it’s approximately $145 million and the — based on the 2004 numbers, the trailing EBITDA was $15.35 million so on a trailing basis of EB to EBIDTA, approximately a little over 9. I think it’s 9.4.

Anthony Zicha: OK.

Tony Franceschini: And Don, in terms of our credit line?

Don Wilson: Yeah Tony, right now we have an operating facility of 30 million Canadian which is unused and we’ve got an acquisition facility of 17 million US which is unused, a total of just over 50 million Canadian right now.

Anthony Zicha: OK, thanks very much. I’ll let someone else ask a question.

Operator: Your next question comes from Andrea McReynolds of Sprott Securities.

Andrea McReynolds: Hi, thank you, this question is for you Tony. Can you talk a little bit about the integration and expected synergies, and I think Mr. Keith had talked about investment and internal infrastructure. Obviously you guys are going to roll out your ERP system. Can you talk about how much that’s going to cost and combination of offices, that sort of thing?

Tony Franceschini: Well, thank you Andrea, the — first maybe to address the latter question is that we did, as people that have been following this know that over the last two years we have implemented effectively our back office infrastructure, which was always designed to accommodate further growth, and I think we’ve gone through the implementation and initial growing pains and we believe we have a very robust system that can certainly accommodate the, the addition of another 850 people. So we believe that the system is in place. With respect to The Keith Companies, they obviously were growing at a point and a stage where some investment in either a similar system or something like that would be required in the near future, and I think that this will, will avoid having to do, to do that for them.

As far as the integration of the two firms is concerned, we overlap offices in only three locations: Phoenix, Las Vegas and Salt Lake City. In those three places our offices are larger than The Keith Companies’ and we expect to fully integrate those offices shortly after the transaction is completed. In the other offices that Keith Companies have, we don’t overlap. They’re a very good geographic mix so what we expect is just to continue the offices and as fully integrated into the Stantec’s identity and processes and so forth. So we expect to have that over a defined period of time which we — the days haven’t quite finalized but we will do that as the transaction progresses, but we expect it to be over a six to twelve month period where we will be able to fully integrate the operations. It is not our intent to obviously disturb the operation very much initially. As you can see, it’s a very well run organization, very profitable and obviously our objective is to make sure that it continues on that basis, and obviously this is — you know, it’s not a turn around situation or a, you know, anything like that, so we see the integration going quite smoothly.

Andrea McReynolds: OK, thanks. Tony, just to follow up on the ERP systems, is there — is there — to roll out the ERP system to The Keith Companies, is it going to be a expected significant further investment?

Tony Franceschini: No. There is no significant further investment. Basically we’re talking about some, some additional licenses and servers, but quite modest in cost. The fundamental infrastructure is already in place.

Andrea McReynolds: OK thank you.

Operator: Your next question comes from Steve Laciak with National Bank Financial.

Steve Laciak: Yeah, a few questions, maybe for Don, and if he can’t answer it I guess Eric. Your tax rate on this transaction, will you be doing some sort of, I guess tax arb to reduce the incremental tax rate on the transaction?

Don Wilson: Steve it’s Don. Initially, you know, when you look at the tax rate of Keith I think they’re effective tax rate was 39% for 2004, so one would expect that our tax rate would gravitate upwards a little bit because of the combination of the two companies. We will be looking at ways to minimize the tax rate within that acceptable message but at this point we don’t have anything, details on that.

Steve Laciak: OK, next one for Eric. In terms of one advantage I guess is public market expenses, just to stay listed and everything else, how much would you say you’ve been spending and perhaps what portion will be eliminated?

Gary Campanaro: This is actually Gary Campanaro, the CFO of The Keith Companies.

Steve Laciak: Hi Gary.

Gary Campanaro: Hi. In regards to your question, that is one thing that we are still working with Stantec to determine what are the costs that will be able to be eliminated. Naturally, you know, we have a board of directors, they have a board of directors. We currently do our own annual report, they do an annual report. We have FCC review of that annual report. We have an IR firm that handles our marketing of the company in terms of the investment and road shows and things of that nature, so naturally there is a lot of duplication on those costs so the two firms do need to sit down and say which of those will be eliminated and be able to be cost savings. And as Tony has mentioned, you know, those will not happen, you know, right at square one. Some will, others will be phased in as appropriate.

Steve Laciak: Any sense, rough ballpark, are you spending 2 million to be public or?

Gary Campanaro: At this juncture it’s premature for us to be giving a, a number on that. There definitely will be a savings and that will be something that we’ll be, I’m sure, working with Stantec to have some joint announcements on the possible savings of that.

Steve Laciak: OK. And I guess since you can’t venture on that, Don back to you. Can you venture at all as to how much savings the merged companies might be able to generate?

Don Wilson: I think Gary’s answer was, was very good on that. I think it’s premature to really estimate any of that stuff right now. We will be having some discussions and, and certainly some of these potential savings of, you know, will, will be identified right out of the gate and some of them will be phased in.

Steve Laciak: OK. Will you let those in any of your filings on a forward basis after?

Don Wilson: Once we’ve been able to identify some of these things we will be in a better position to know where we’re at.

Steve Laciak: OK, and Tony back to you, just a question. I mean, I’m one of the guys concerned I guess about housing markets. You just keep maintaining your high urban land, land position. I know you said you want to be in an attractive markets. I thought you’d use an opportunity to perhaps to diversify but you’re maintaining it a very high level. Could you explain perhaps your thinking on that?

Anthony Franceschini: Well I, I’ll provide a few comments and then perhaps Aram can also provide a few comments about our newest market specifically, which is the California market. I think that from our perspective, we look at each market that we serve and the position that we can get in that particular market. So that if we can be a top tier player, and for us a top tier player fundamentally means being among sort of the top three service providers in a particular area, that we think that the impact of, of a fluctuation in the market demand, which will occur from time to time, can be better absorbed. And by that we mean when you’re one of the, when you’re working for the better clients, working on the better projects, you’re able to attract, you know, better staff in those areas. But when there are fluctuations, yes, we will be impacted but not to the same degree, and also history indicates that the markets always rebound and come back. So although there may be brief periods where the markets in particular segments are down that, you know, they will ultimately rebound.

So when you look at the markets that we have chosen to focus on, we believe that the prospects for land development over the next few years are still very strong. The Alberta market and economy, which is one of our largest markets, is strong and expected to continue to be so. The Southern Ontario market in Canada, which is our other big market in Canada, is also strong. And then, you know, Nevada, Arizona and California, those would be our other three big markets and all of those areas continue to be attractive population growth areas. So I think when you look at our exposure to the land development market, it’s appropriate to look at those five markets specifically within the overall context of the North American market. So perhaps with respect to the California market and some of the things that are going on there, Aram can make a few comments about the housing market in general and the development market and the types of services that we provide and The Keith Companies provide, which aren’t all directly related, you know, 100% to housing. It also relates to the public infrastructure that supports general growth. So Aram I will turn it over to you.

Aram Keith: Yeah, thanks Tony, I would like to say a few things. You know, one thing about the California market, and primarily the Southern California market. First of all in California there is over 35 million people; you look at the studies between now and 2025, the inflow of people, the creation of new families, is staggering. What’s really happened in California is the onerous entitlement process is just overwhelming and many of the major national builders/developers have come into town primarily to Inland Empire, the Central Valley, the San Diego region, LA region, Orange County, San Bernardino, Riverside, etcetera, etcetera and bought large blocks of land and it takes many, many years to get those blocks of land in titles. So we are barking not only at, at the tail end of some of those projects but more importantly, we have started a lot of new master planned communities in the last year or two that will transition out over many, many, many years.

What’s nice is for, you know, I’ve been in this business almost 40 years now. I’ve never seen the supply, the demand so, the demand/supply dynamic so out of balance still. I mean, there are people that want homes that can’t find them. We’re trying to develop new products, our clients are, in many of these regions and I think you are going to see a tremendous real estate market to peak to continue for quite sometime. You also have to realize that even with mortgage rates, even though they’ve picked up a little bit are still at historical lows over the last 20, 25 years. And I, and you’re going to see the job creation, unemployment rates are very favorable in the Southern California region and it’s a very, very dynamic market. We anticipate a real, real buzz real estate market to continue for quite some time here.

Steve Laciak: OK. Thank you.

Operator: Your next question comes from Frederick Bastien with Raymond James.

Frederick Bastien: Yes, good morning. The purchase price of roughly nine times the EBITDA appears to be a good premium for what the Company’s been used to pay for acquisitions. Can you comment on that, please?

Anthony Franceschini: Well, Frederick I think your right, we tried to address this in the beginning. This is clearly a premium and it is more than what we’ve paid before. Certainly it’s not our intention to keep looking for other firms in this, in this price range, but as we indicated, the way the dynamics are working, if we are going to pay a premium that we have to find the right fit, and we believe that, you know, all of the elements are in place with The Keith Companies including the fact, you know, they’re already a public company, SOX and 404 compliant and things like, you know, we would have to do in doing our US SEC filings and listings.

It was always our intention at some point in the future to list in the US and to look at the right opportunity to do that. This provides the opportunity, gives us an established shareholder base in the US, so I think when you look at the combination of geography and practice areas and so forth, it truly is something where — I know people talk about strategies and synergies and you know, strategic types of acquisitions. We think that in one transaction we can achieve a number of the objectives that we have been laying out in our strategic plan and as a result the, we feel that the premium is warranted and that we will make up for it in our combined entities going forward and that it will be good value at the end of the day.

Frederick Bastien: And do you expect this transaction to be accretive in ‘06 or in ‘05 as well?

Anthony Franceschini: ‘05 and ‘06.

Frederick Bastien: Do you have any idea of the magnitude or are you willing to go there?

Anthony Franceschini: As you know, we don’t provide guidance and it’s not our intent to start providing guidance. We think we’re providing all of the information that — and in this case the more transparent than transactions that we have done in the past to be able to provide the, you know, the information that you would need to asses the value of the transaction.

Frederick Bastien: OK. Thank you.

Anthony Franceschini: Thank you.

Operator: Your next question comes from Richard Stoneman with Dundee Securities.

Richard Stoneman: Morning Tony, morning Don, a couple of questions. The first one is over the last five years you’ve done three fairly large transactions. In those transactions, what percentage of costs have you been able to reduce, what has been able to realize in cost reductions as, after you have bought these companies? Has it been four, five or ten percent, could you give me a range?

Anthony Franceschini: Well I think, it’s Tony, Richard. It’s a little difficult, you know to give you an exact number and I’m not sure we want to, you know, provide that specifically because, you know, we haven’t tracked it and may not have the, you know, the basis on which to, you know, provide that number. What I can say though is that, you know, if you’ve been following our margins and our SG&A costs and so forth, on some of those acquisitions, you know we fully integrate them into the organization and for the most part, they weren’t sufficient enough or sufficiently large enough to have, you know, really what I would say a material impact on our, on our costs. Sure there are some, some savings and you know, we can spread out certain fixed overhead costs which don’t increase by each, by each individual but I think this one is a little bit larger than the ones that we have done and there are a few more opportunities because of the fact they were a public company and so forth, compared to the smaller private sector firms that we’ve acquired in the past. So I think what I would be comfortable in saying is that we think the cost reduction will be higher in this one than what we have done in the past but I think it’s a little premature to put a specific number on it.

Richard Stoneman: The second question, Tony. Stantec over the years has developed some strong technology positions and things like water and transportation. The acquisition, does it bring any specific strengths that you will be able to cross sell back into the rest of the Stantec organization?

Anthony Franceschini: The one area that, well, first of all I think that even in the land development market we do gain a strength in that clearly in working in master planned communities and larger sized master planned communities, you know, we can learn, and from, you know, some of the best practices that The Keith Companies follow. So even in our existing areas where we do have, we believe a pretty good presence; we think we can further strengthen our own capabilities by combining the best of how we do things.

But in other areas, the, really the one area that, that Keith Companies has which is, is a little, it’s less than 10% of their business but they do have an expertise in, in sort of renewable energy in terms of wind farms and power generated from wind farms and the associated facility, the engineering work associated with developing wind farms, which is something that is a, although still a small component of the energy market, is something that we believe, you know, with some recent activity even in Canada, we’ll be able to add further to our arsenal of services that we can sell to our clients. So that’s really the one area that’s a little different. In most other areas, it would be more complementary and it’s the evolving best practices from either firm.

Richard Stoneman: Thank you very much.

Anthony Franceschini: Thank you.

Operator: Your next question comes from John Rogers with DA Davidson.

John Rogers: Hi, good morning.

Anthony Franceschini: Hi.

John Rogers: Tony, I guess could you give us a sense of what you expect to be the revenue split between the US and Canadian now?

Anthony Franceschini: Oh, after the transaction is completed it will be almost exactly 50% US, 50% Canada.

John Rogers: And assuming, you know, no other significant acquisitions, what would you expect it to be, you know, two or three years from now.

Anthony Franceschini: Well, our expectation is that, that we would be growing faster in the US than we would in Canada. You know minus any significant acquisition one side of the border or the other. But clearly at this point, there are more opportunities for growth in the US for us than there are in Canada. We’re in a little bit more mature position in the Canadian market. Having said that, there is still opportunity for us in Canada but clearly at this point, we have more in the US than we do in Canada.

John Rogers: OK. And I assume there’s no regulatory, competitive issues, legal issues with this, that you anticipate, any objections or.

Anthony Franceschini: I’ll have Jeff answer that.

Jeff Lloyd: At this point there are certainly regulatory requirements. We will have to file a notification under the Hart-Scott-Rodino Act and wait for the waiting period to, to expire. We also will require the approval of the Toronto Stock Exchange. There’s an SEC registration that has to be filed and accepted, as well as a listing of our shares on the US Exchange. So there are a number of requirements that we have to go through but at this point we anticipate that we will be able to go through those requirements and meet our existing, our projected time schedule.

John Rogers: OK. Great, thank you.

Jeff Lloyd: Thank you.

Operator: Your next question comes from Al Kaschalk with Wedbush Morgan.

Al Kaschalk: Good morning. Tony, I know we’ve, a number of folks have asked this question, let me try it a little bit differently. On the overlap of offices you mentioned there were three between yourselves and The Keith Companies. Having said that though are, do you expect to close any offices or reduce head count or specifically on as it relates to The Keith Companies as well.

Anthony Franceschini: Well I think in those three areas, we would expect to close an office either in most cases in Phoenix and Las Vegas and Salt Lake City, that we would integrate and consolidate into a single office and in — for the most part. Well in all three cases our offices are larger, so other than logistical consideration, it would likely be that we would integrate into the existing Stantec offices so those three would go. In terms of other offices, we are not planning on, at least at this point, we are not planning on closing any offices.

As far as the areas of staff reduction, obviously we want all of the operation staff to remain because that’s how we generate our revenue so we don’t want to reduce that head count. There will be, and there are, some overlaps in some head office and corporate resources type functions, specifically in areas in finance, in IT systems, in, you know, sort of head office overhead type of areas, and clearly there will be some reduction of staff in that area. We don’t have, you know, an exact number yet. That’s part of the plan that we will start to work on over the next little while, to be more specific with respect to what those reductions are. But clearly, you know, we think there will be some. We have indicated that to the staff yesterday that there will be some. We don’t expect it to be significant. You know we’re not talking about taking 50 people out, but I think that there will definitely be a few.

Al Kaschalk: And this one’s more for Aram. Could you comment on, while it appears from Stantec’s view a rich multiple or purchase price and that’s good for The Keith Companies, but why selling now and in particular, why to Stantec?

Aram Keith: First of all, let’s take it as the second part of it first, Al. I have known the Stantec organization, which started out as Stanley Engineering many, many years ago. In fact I knew Doc Stanley, many, many years ago in the ‘80s. Their company has impeccable reputation. They’re a real market leader in the industry in the E&C sector. I think one of the real motivating reasons is what one of the things Tony said earlier, I think our cultures are perfectly matched. The different practice areas they have and we have and our geographic locations are very complementary. I think we think alike, we have a lot of similar clients and a lot of similar opportunities, in different regions however. I think the ability to cross sell our services, integrate the companies together will help us both achieve our objectives over the next three to five years in a much more proactive way. I am very excited about the combination that makes us a real, one of the larger E&C sector companies. I don’t know specifically what it does as far as moving us up on the E&R, Tony you might know more specifically, but it makes us one of the real top tier companies. And we’re both public, we’re pretty small to be a public company. I think together it just helps us move up that ladder to the ultimate goal of being a billion dollar company. Whether that’s three years the outside (inaudible) out or whatever, we’re very excited about I think the combination play of combining us both, and I think you couldn’t find a better fit for both companies. We’re very excited about it.

Al Kaschalk: Well my other questions have been answered, so thank you very much.

Operator: Your next question comes from Anthony Zicha with Scotia Capital.

Anthony Zicha: Yes, this question is for Aram. What kind of consolidation opportunities exist in the California market now that you have the Stantec platform? And second part to that question, what area sectors that you could get into, basically in order to reduce your exposure to residential sector?

Aram Keith: I think one of the things that you know we have been concentrating on and I have consistently said it is acquisitions that we have been looking at up to date have been in the public works infrastructure side, transportation and water resources and we have a nice look at business in that area. We want to see that expand. I think with Stantec’s resume and the public works infrastructure side it would really help us penetrate the market here in the California region a lot more rapidly with that sector of our business. So whereas right now it’s maybe at 15%, 20% of our business, depending on what quarter what year, I think it can grow more dramatically with the Stantec resume and their background of 51 years of being in the public works business. So I am excited about that resume, the cross selling opportunities. We have a lot of good contacts and clients that I think could utilize some of the services that Stantec provides that we don’t currently provide, you know, as part of The Keith Companies.

Anthony Zicha: OK, and are there any major projects in California that you could see coming where you’re well positioned in that would have a significant influence on your backlog?

Aram Keith: First of all we have projects here, projects are in Canada. I would like, that is what Tony says, projects and we say projects here, but rephrase the question again, I’m sorry.

Anthony Zicha: Are there any, in California market are there any major transportation infrastructure projects that could be up and coming over the next few years that could be significant to you company?

Eric Nielson: This is Eric. I think where we’re seeing most of the opportunities right now in the public sector are in the water resources area.

Anthony Zicha: Is that water treatment facilities?

Eric Nielson: Various actually, all different sorts of water, including water treatment. We’re seeing the need for transportation will be a little bit further out but it is out there and I think everybody knows that, but significant opportunities in the water.

Anthony Zicha: OK, thank you very much.

Operator: As a reminder, please limit to one question at a time.

Your next question comes from Ross Haberman of Haberman Fund.

Ross Haberman: How are you gentlemen?

Aram Keith: Fine, morning.

Ross Haberman: A quick question for Aram: could you tell us what your role is going to be there? Have you signed a contract with them, and have your key people signed a contract to stay on for a certain period of time?

Aram Keith: We’re still in the midst of finalizing some of those transactions, I will have prominent role, I think, on the Stantec board and I will be involved for at least a year or so in a transitionary role, probably helping to integrate the companies together. You know I am sixty years old and I have a plan within the next few years to slow down a little bit. At the same time, I am so excited about this that I feel like I am forty again. So Tony and I and other key managers are discussing integration plans. I think it will be a very dynamic exciting opportunity for all the key management at The Keith Company and Stantec. So I think that will unfold in the next week or two or three and we’ll let you know, I guess when the time’s appropriate, how things are moving in that direction. Tony, unless you want to make any comments.

Tony Franceschini: Well I intend to keep obviously as many of the management team as possible going forward, and as practical I think that obviously the success of the company speaks for itself and that speaks for the management team that’s in place, so obviously we want to work with them and as Aram mentioned we will take a look at it and hopefully get things finalized in the next few weeks.

Ross Haberman: And just one final question regarding the allocation of cash and stock. Could you give us the pro-rations which will be allocated to The Keith Company shareholders in terms of percentage of cash, and then the Stantec stock?

Jeff Lloyd: It’s Jeff. The way that the mechanism works is generally the half shares and half stock overall on the transaction for Stantec. The opportunity exists under the merger agreement for a shareholder to select either an all cash option, a mixed option, which is approximately 50/50 and, or an all share option. And then at the end of the day we will have a mechanism to, if there is an over subscription on any one of those options, there is a mechanism to prorate it back so the consideration paid by Stantec is back in that approximate 50/50 range.

Ross Haberman: OK thank you, the best of luck guys.

Tony Franceschini: Thank you.

Operator: Your next question comes from Andrea McReynolds with Sprott Securities.

Andrea McReynolds: This is a follow up, I guess for Don. Can you give us a rough approximation about allocation of the purchase price to goodwill?

Don Wilson: Andrea, at this point our best estimate of, and this would be goodwill and identifiable intangible assets, is going to be in the order of about $145 million Canadian.

Andrea McReynolds: And can you give rough split but between goodwill and identifiable intangibles?

Don Wilson: Not at this point. That will take more analysis because it relates to the value of backlog equity closed, and we have to do an analysis of the value of client relationships.

Andrea McReynolds: So is it fair to say that goodwill would be at least 50%?

Don Wilson: Yes.

Andrea McReynolds: Thank you.

Operator: Your next question comes from Jeremy Zhu with Wedbush.

Jeremy Zhu: Hi guys, congratulations by the way.

Aram Keith: Thanks Jeremy.

Jeremy Zhu: Do you guys anticipate any kind of management relocation or staff relocation after post merger?

Aram Keith: I don’t think so, but Tony do you want to take that, or do you want me to?

Tony Franceschini: I’m not sure, you can...

Aram Keith: I don’t, I don’t, you know right now, you know Tony and I have spent a lot of time talking about the opportunities. We, really we have a very dynamic management team on both sides of the border here and I see right now nothing definitive yet, I am sure there will be some opportunities to mix and match a little bit but right now, I think that we’re doing a very good job, Stantec is doing a very good job and we want to kind of keep things in order, and I think at this point it is to premature to determine exactly what that, what might unfold in the next week or two, as we get into the more finite discussions of integration.

Tony Franceschini: This is Tony, I just want to add that we’re not planning certainly any, you know, move some people to take over operations or anything like that. If there are going to be relocations or moves it will be because individuals in either firm, when we look at the integrated organization, see opportunities somewhere else in the organization and may decide to relocate on that basis, but it certainly wouldn’t be because we think that there is a troubled operation somewhere and that we have to put someone there. It will just be on a voluntary basis if there are opportunities.

Aram Keith: Add one more thing. When Tony mentioned earlier some of the office consolidation in three states where we have joint offices, even in those cases where we might be combining office location space we consider we have the best people in the industry and so does Stantec and we don’t want to loose anybody, we want to add them together, and where two plus two is five or six or ten, so again there might be some relocation actually from one office to another across town, but we don’t want to really see, and there might be some relocation there but not, we don’t want to loose any of our key people.

Jeremy Zhu: And how many, approximately how many more shares of Stantec’s common shares do you anticipate to issue as a result of this merger?

Tony Franceschini: Approximately 4 million shares.

Jeremy Zhu: And what kind of, can you describe the shareholder base of Stantec today?

Tony Franceschini: Shareholder base?

Jeremy Zhu: Yes, what type of shareholder, whether it’s institutional, inside versus...

Tony Franceschini: It is more institutional than it is retail. I don’t have exact figures, but it’s clearly more institutional than retail.

Jeremy Zhu: And approximately insider shareholders?

Tony Franceschini: We have, overall employees and directors in Stantec hold approximately, in our current shareholder base, approximately 10% or so of our outstanding shares, but they’re not like in any hope - they’re just freely part of the float.

Jeremy Zhu: Thank you very much.

Operator: Your next question comes from Sara Elford with Canaccord Capital.

Sara Elford: Hi there guys, I have one question that I am just trying to figure out in my mind, I’ve gone through The Keith Companies’ financial results for 2004 and according to Don their, the margins are higher actually than Stantec and I just want clarify for myself with that. Is that function of, and if The Keith guys want to chime in then that’s great too, but margins are about a couple of points higher than Stantec’s and is that a function of just the focus of the business mix? Urban land for them is a higher margin business, or is there something else there that I should understand?

Don Wilson: Sara it’s Don, I will give a brief comment and then maybe Gary can add to it but it really relates to the way in which The Keith Companies tracks their costs. You will note that their gross margins as reported are higher than ours and — I’m sorry lower than ours, and the SG&A costs are lower than ours as well. It is just a function of the way in which the costs are associated with revenue.

Sara Elford: OK. Now just so I can clarify, even though you say that, when I look at sort of on net income basis and I go on the basis of net revenue, I’ve got them calculated at over 8% and you guys at around 6.7, so still better, my guess is because they do break down some of their numbers, that it’s probably a function of the urban land weighting.

Tony Franceschini: At the end of the day, you’re right. Their bottom, bottom line number is a little better than ours and that is, as we said they’re a very profitable company and they are a little more focused in the areas that they’re in, fewer offices and so forth. So those numbers at the end of the day are real, even though at individual line items they may not be exactly comparable to ours, when all is said and done we still come out ahead.

Sara Elford: OK, and then just one piece, I just want to hear the numbers again because when I was doing some rough calculations last night I was using December 31st numbers but you gave some updated numbers for cash positions. Could you just repeat because I might have missed it?

Tony Franceschini: Yes, just let me find my notes here.

Sara Elford: I think it was 42 million US for TKC and Canadian 58 million for Stantec?

Tony Franceschini: At the end of ‘04 TKC had US $42 million, which was about 51 million Canadian, and we had 38 million Canadian, and as we indicated that to complete the transaction we expect that we will need to access $20 to $30 million Canadian.

Sara Elford: OK, so the numbers that provide were 2004 numbers then?

Don Wilson: That’s correct.

Sara Elford: OK, and then one final question, although I almost hate to ask this because the focus should be on this particular merger, but Tony does this prevent you guys — I would think you are going to do overwhelmingly focused on integrating this acquisition. Does this pretty much stop you in your tracks as far as looking at anything else in the next, say, 6 to 12 months or would that not be a correct assumption?

Tony Franceschini: That’s not correct, Sara, we have talked about this and we feel that our financial position after the transaction is complete will still be strong within our guidelines, and as we’ve indicated before we can’t always sort of plan the timing of these things when they come about, and we certainly have a number of other firms, admittedly smaller, that we have been talking to and if they do come to fruition and the timing is right, that we would do them. So we don’t see this as stopping our ability to do other things. It may mean we’ll have, you know, a bit more of a blip in terms of growth this year or early next year but we think we have the capability and capacity, from both the financial infrastructure and management, you know, to do this.

We’ve been really working towards this point for quite a few years in terms of building our internal and management and leadership teams to do this, and with the added leadership of the individuals in The Keith Companies we think that if anything we’ll be able to look at a few more, nice infill, tuck in type of acquisitions, particularly again, you know even in the California market, The Keith Companies have been looking at some acquisitions. They certainly have a few, we have a few and I just want to let everyone know that this doesn’t preclude us from doing it because we are quite comfortable in our ability to do more than one over the next 12 months.

Sara Elford: Great, that’s perfect, thank you very much.

Operator: Your next question comes from Richard Stoneman with Dundee Securities.

Richard Stoneman: Hi Tony, supplementary question; Does Keith Companies, do they take on any construction risk in their business?

Tony Franceschini: Overall, the reason why it is such a good fit is they’re basically the same as us, that as a matter of course they do not take construction risks, but just like Stantec, occasionally as part of a project, maybe a design/build and there maybe a very small component that we may look at, but I would say that neither Keith Companies or Stantec take any material construction risk. It would be infrequent on a, and on a very specific individual project basis. We are clearly, both today and on a combined basis, exclusively fee for service, for 100% of our services.

Richard Stoneman: Thank you.

Operator: Ladies and Gentlemen we have reached the end of the allotted time for questions and answers. Mr. Franceschini, are there any closing remarks sir?

Tony Franceschini: No, I just want to thank everybody for sitting in this morning and getting up early and thank everyone for the interest in our organization and our combined, or hopefully soon to be combined, entities. As you have heard a number of times today I think both leadership teams in both companies are excited about the prospects. We do think that this opens up opportunities for us in the California market and across all our public sectors services, and to strengthen our position in land development in a fairly strong market, so we’re quite excited about the future. We’re quite confident about our abilities to do the integration in a smooth way and we really look forward to, you know, the next few months in getting this thing completed.

With that I want to thank everybody and if Aram wants to make any final comments, we will then sign off,

Aram Keith: I would just ditto everything that you said Tony. We’re, we at The Keith Companies are very excited about the business combination and look forward to the future. I think you will be very impressed with the results of what you will see in the future with the two companies combining. So thanks everybody for getting up early and for all our institutional holders, we’re really excited about this and hopefully you are too, and thanks for coming.

Tony Franceschini: Thank you everyone for sitting in and we’ll sign off now.

Operator: This concludes today’s Stantec/Keith conference call, you may now disconnect.

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